UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Life Insurance, a subsidiary of Shinhan Financial Group,

made a resolution to acquire an equity stake in Athora Holding Ltd.

On December 5, 2025, Shinhan Life Insurance’s board of directors made a resolution participate in a capital increase of Athora Holding Ltd. to hold an approximately 1% equity interest upon the acquisition.

The key details of the acquisition are as follows:

- Acquisition Price: EUR 115,000,000

- Method of Acquisition: Cash acquisition

- Purpose of Acquisition: Investment purpose

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: December 5, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer